KINECTAIR INC.
TERMS FOR PRIVATE PLACEMENT OF SERIES SEED PREFERRED STOCK

The following is a summary of the principal terms with respect to the proposed Series Seed Preferred Stock financing of KinectAir Inc., a Delaware corporation (the "***Company***"). This summary of terms does not constitute a legally binding obligation. The parties intend to enter into a legally binding obligation only pursuant to definitive agreements to be negotiated and executed by the parties.

Offering Terms

Securities to Issue: Shares of a new series of preferred stock of the Company (the "***Series Seed***").

Aggregate Proceeds: Up to $1,000,000 in aggregate new capital. In addition, the $63,000 of outstanding convertible securities (convertible promissory notes and/or SAFEs) (and all accrued but unpaid interest thereon) (the "***Convertible Securities***") will also convert on the same terms as stated herein.

Purchasers: Investors approved by the Company (the "***Purchasers***").

Price Per Share: Price per share (the "***Original Issue Price***"), based on a pre-money valuation of $6,000,000, including an available option pool of 10% of the post-money fully diluted capital of the Company. The Convertible Securities will not be included in the pre-money shares for purposes of determining the Original Issue Price.

Liquidation Preference: One times the Original Issue Price plus declared but unpaid dividends on each share of Series Seed, balance of proceeds paid to Common Stock. A merger, reorganization or similar transaction will be treated as a liquidation.

Conversion: Each share of Series Seed is convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder. Conversion ratio will be subject to adjustment on a broad-based, weighted average basis in the event of subsequent issuances at a price less than the Original Issue Price (as adjusted) subject to customary exceptions.

Voting Rights: Votes together with the Common Stock on all matters on an as-converted basis. Approval of a majority of the Preferred Stock required to:

(i) adversely change rights of the Preferred Stock.

Documentation: Documents will be drafted by Company counsel and will be based on the Series Seed Preferred Stock documents published at www.seriesseed.com.

Major Purchasers: Purchasers who have invested at least $100,000 shall be "***Major Purchasers***" and will receive standard information and inspection rights.

Participation Right: Major Purchasers will have the right to participate on a pro rata basis in subsequent issuances of equity securities.

Board of Directors: The Board of Directors will consist of three members as follows:

- Holders of Common Stock will have the right to elect three members of the Board of Directors, initially Jonathan Evans, Philip Benjamin Howard, and Peter Lucier.

Expenses: Company and Purchasers each shall pay their own respective counsel fees and expenses.

Future Rights: The Series Seed will be given the same rights as the next series of Preferred Stock (with appropriate adjustments for economic terms).

Key Holder Matters: Key Holders shall be shareholders owning 1% or more of the Company's issued and outstanding common shares immediately prior to the Initial Closing.

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